

05007009

JCDecaux


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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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Neuilly-sur-Seine, 31st March 2005

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated 29th March 2005 in relation to JCDecaux Pearl & Dean Ltd (Hong Kong) signing a contract for the conditional acquisition of 79,67% of Media Nation Inc. shares;
- A press release dated 31st March 2005 in relation to JCDecaux 2004 financial statements under IFRS standards together with comments on the transition to IFRS and figures.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

dlw 4/5

FILE 82-5247


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⇨ **PRESS RELEASE IN RELATION TO JCDECAUX PEARL & DEAN LTD (HONG KONG) SIGNING A CONTRACT FOR THE CONDITIONAL ACQUISITION OF 79,67% OF MEDIA NATION INC.SHARES**

FILE 82-5247

JCDecaux

JCDECAUX Pearl & Dean Ltd signs a contract for the conditional acquisition of 79.67% of MediaNation Inc shares

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Republic of China
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay

Paris, 29th March 2005 - JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and number two worlwide, announced today that its wholly owned subsidiary, JCDecaux Pearl & Dean Ltd, has signed a sale and purchase agreement relating to the conditional acquisition of approximately 79.67% of the share capital of MediaNation Inc, a company listed on the Growth Enterprise Market ("**GEM**") of the Hong Kong Stock Exchange. The acquisition price is HK$405.2 million (€ 39.7 million) ; HK$ 0.282 per share.

MediaNation Inc holds advertising contracts for the entire Beijing metro network and two lines of the Shanghai metro. It is also the leading supplier of advertising services on the bus network in the People's Republic of China (15 cities) and holds a contract regarding the installation and advertising on 1,000 newspaper kiosks in Shanghai. In 2004, MediaNation Inc reported revenues of HK$439.6 million (€ 43.1 million), up 17% compared to 2003.

Until 12 April 2005 (which may be postponed until 15 April 2005) inclusive, JCDecaux Pearl & Dean Ltd will have an exclusive right to conduct due diligence concerning MediaNation Inc.

If, on the completion of due diligence, JCDecaux Pearl & Dean Ltd confirms this acquisition, it will be obliged, in accordance with applicable regulations in force in Hong Kong regarding companies listed on the Stock Exchange, to launch a general offer for the remaining shares at HK$ 0.282 per share.

Key Figures of the Group

- *2004 revenue : €1631.4 M*
- *Listed on Eurolist by Euronext Paris ; part of the Euronext 100 index*
- *N°1 worldwide in street furniture (304 000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and over 150 transport contracts in metros, buses, trains and tramways (157 000Transport faces)*
- *N°1 in Europe for billboards (197 000 faces)*
- *658 000 advertising faces in 45 countries*
- *Present in 3 500 cities with over 10 000 inhabitants*
- *6 900 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 378 284,27 euros - 307 570 747 RCS Nanterre - FR 44307570747


FILE 82-5247
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⇨ **PRESS RELEASE IN RELATION TO JCDECAUX 2004 FINANCIAL STATEMENTS UNDER IFRS STANDARDS TOGETHER WITH COMMENTS ON THE TRANSITION TO IFRS AND FIGURES**

JCDecaux

2004 financial statements under IFRS standards

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Republic of China
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay

Paris, 31 March 2005 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, today disclosed its 2004 financial statements under IFRS standards.

These financial statements are available on JCDecaux's web site at the following address:
http://www.jcdecaux.fr/anglais/result_annu_2004_ifrs/etat_finan_2004_ifrs_gb.pdf

Under IFRS standards:

- Shareholders' equity Group share as of 31 December 2004 amounts to €1,600.2 million compared to €1,416.4 million under French Gaap.
- Net debt as of 31 December 2004 amounts to €493.2 million compared to €457.5 million under French Gaap.
- 2004 net result Group share amounts to €156.2 million compared to €78.1 million under French Gaap.

Next information:
Q1 2005 revenues: 27 April 2005 (before market)
General Shareholder Meeting: 11 May 2005

Key Figures for the Group

- *2004 revenues: €1,631.4 million*
- *Listed on Eurolist by Euronext Paris ; part of the Euronext 100 index*
- *N°1 worldwide in street furniture (304,000 faces)*
- *N°1 worldwide in airport advertising, with 155 airports and over 150 transport contracts in metros, buses, tramways and trains (157,000 Transport faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *658,000 advertising faces in 45 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *6,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

- JCDECAUX SA -
COMMENTS ON THE TRANSITION TO IFRS AND FIGURES

Pursuant to EC Regulation No. 1606/2002 and in accordance with IFRS 1 "First-time Adoption of IFRS", the JCDecaux Group consolidated financial statements for the years beginning as of January 1, 2005 shall be prepared according to IFRS prevailing as of December 31, 2005 and will include comparative information for year 2004 using the same standards.

In accordance with IFRS 1, JCDecaux prepared an opening balance sheet as of January 1, 2004, the starting point for applying IFRS and the date on which the impacts related to the transition have been recognised in equity.

Although the provisions relating to reconciliation of data and comparative information pursuant to IFRS 1 are mandatory only for consolidated financial statements as of January 1, 2005, the Group has decided to apply the AMF recommendation which encourages issuers to provide information on the impacts of the new basis of accounting on the year 2004 financial statements, as soon as such information is available and meets specific quality criteria.

I. DESCRIPTION OF THE PROJECT'S CONDUCT

Initiated in November 2002 and coordinated by the Financial Control Department, the project involved the Financial Departments of the head office and major subsidiaries, the Human Resources Department, the Information Systems Department, as well as the managers from operating departments.

An in-depth assessment of the IFRS impacts was performed during the spring of 2003 in order to identify the potential impacts on the Group's financial statements, accounting procedures and information systems. At the conclusion of this assessment, major guidelines were identified and a definitive position on the main finalised standards was adopted at the end of 2003. This work was presented to the statutory auditors and the Audit Committee and approved. The information systems have been modified to integrate these changes, and the Group Finance Manual has been updated as a result. Training sessions were given to the Group's subsidiaries.

Fiscal year 2004 saw the adoption of the definitive treatments of standards that were not finalised at the end of 2003 (IAS 32, IAS 39, IAS 36, IAS 38, IFRS 2, IFRS 3), and the Management Board, Audit Committee and statutory auditors were regularly informed of the project's progress.

II. SCOPE OF APPLICATION OF IFRS - OPTIONS ADOPTED UNDER IFRS 1

1. Early application

The following international accounting standards and their interpretations were applied early, in the IFRS January 1, 2004 consolidated financial statements, before their effective entry into force or mandatory date of application:

- IFRIC 1 relating to dismantling provisions.

- IAS 32 and IAS 39 on financial instruments.

A decision was made to opt for early application of IAS 19 relating to employee benefits in the December 31, 2003 consolidated financial statements which were prepared under French GAAP. In accordance with French National Accounting Council (*Conseil National de la Comptabilité*) Recommendation No. 2003-R.01 of April 1, 2003, the Group implemented a change in accounting method in 2003 and decided to provide for all pension commitments and similar employee benefits starting from January 1, 2003.

2. Exemptions

In connection with IFRS 1, "First-time Adoption of IFRS", the Group adopted the following options:

- The Group decided to apply IFRS 3 "Business Combinations" starting from January 1, 2004. Transactions performed before January 1, 2004 have not been restated.

- The Group decided to apply the option proposed by IFRS 1, which consists in not complying with the provisions of IAS 21 "The Effects of Changes in Foreign Exchange Rates" for the cumulative amount of foreign exchange differences existing at the date of transition to IFRS. Accordingly, the cumulative amount of foreign exchange differences for all foreign activities is considered to be zero as of January 1, 2004. As a result, the profits and losses realised on the sale of foreign activities exclude the exchange differences existing before January 1, 2004, but include subsequent differences.

- The Group, in connection with IAS 19 on Employee Benefits, decided to adopt the option proposed by IFRS 1, whereby all cumulative actuarial gains and losses existing as of the date of transition to IFRS are recognised in equity. This option for the opening balance sheet does not call into question the use of the "corridor" method used for cumulative actuarial gains and losses generated subsequently. In relation to that, the option was not adopted to recognise the actuarial gains and losses generated starting from 2004 in equity. They continue to be recognised in the income statement.

- The Group applied IFRS 2 to stock option plans granted on or after November 7, 2002, but not yet vested as of January 1, 2004.

- The Group decided not to apply the option allowing property, plant and equipment to be remeasured at their fair value at the date of transition.

III. EXPLANATIONS ON THE TRANSITION TO IFRS

The conversion tables for the IFRS consolidated financial statements detailed in paragraphs 2, 3, 4 and 5 below are based on the standards adopted as of December 31, 2004 and the interpretations in force as of that date. The final IFRS financial statements could be modified depending on changes in the standards and their interpretations in 2005. The quantified information in the conversion tables has been audited by the statutory auditors.

1. Main restatements

Only those standards that have impacts on the Group financial statements are discussed below.

1.1. Tangible assets (IAS 16, IAS 36)

Under IFRS, tangible assets are carried on the balance sheet at cost.
Under IFRS, the cost of street furniture is depreciated over the average actual life of the contracts (between 4 to 20 years), which results in an extension of the depreciation period compared to prevailing accounting policies currently adopted (between 7 and 10 years). As a result, maintenance consumption of street furniture no longer contributes to extending their useful lives beyond the depreciation period and as such consumption is recognised in expenses and no longer capitalized, which is the current accounting practice.

In accordance with IAS 36 and based on the following position, impairment tests have been set up:

- Impairment tests for tangible and intangible assets are performed at the level of each subsidiary (Cash-Generating Unit).
- For goodwill, impairment tests are performed for each activity segment (Street Furniture, Billboard and Transport) taking into consideration the expected synergies between the entities. Accordingly, for the Transport segment, where worldwide coverage is a key success factor for the activity both from a commercial and contract renewal point of view, tests are performed at the activity segment level. For the Street Furniture and Billboard segments, tests are performed at the level where the activity and geographic segments intersect, which is the level where the commercial synergies and contract renewals for these segments are found.
- The values used in the impairment tests are determined based up on the expected future cash flows before tax, discounted at a rate of 8.5%. These cash flows are calculated over periods generally exceeding 5 years due to the nature of the Group's activity: long-term contracts in the Street Furniture segment and the portfolio of historically stable commercial leases in the Billboard segment. In the Transport segment, it is assumed that contracts with major airports will be renewed upon expiration.

1.2. Finance leases (IAS 17)

As part of the first-time adoption of IFRS, the Group identified all major finance leases and restated them on the opening balance sheet in accordance with IAS 17.

1.3. Provisions (IAS 37, IFRIC 1)

With the exception of dismantling provisions, the application of IAS 37 does not lead to any major changes compared to current accounting practice (French Accounting Regulation Committee *(Comité de la Réglementation Comptable)* Regulation No. 00-06 of December 7, 2000 on the definition of liabilities).

The application of IFRS on provisions mainly concerns the dismantling provisions.
The entire amount of the provisions recognised to cover the dismantling costs for street furniture upon contract expiration are now recognised upon contract origination in liabilities and discounted. The dismantling costs are recorded in assets and amortised over the duration of the contract. According to current accounting practice (French Accounting Regulation Committee *(Comité de la Réglementation Comptable)* Regulation No. 99-02), provisions to cover street furniture dismantling costs which are recorded in liabilities are not discounted and are recognised on a straight line basis over the duration of the contracts.

1.4. Business combinations (IFRS 3)

IFRS 3 requires the application of the purchase accounting method which consists in valuing assets, liabilities and contingent liabilities of the acquired company at fair value. Any difference between the price paid and the share of the adjusted net equity is recognised in goodwill. This method results in contract valuations and the recognition of intangible assets. Any negative goodwill is directly recognised as a profit in the income statement.
With respect to acquisitions performed in successive stages, the purchase accounting method is applied to each transaction until control is acquired and the entity is fully consolidated.

The purchase of additional shares subsequent to acquiring control (purchase of minority interests) only results in the recognition of goodwill since the previous valuation differences are not called into question.

Goodwill is no longer amortised, but is subject to regular impairment tests to determine any losses in accordance with IAS 36.

Since January 1, 2004, the Group applied IFRS 3 "Business Combinations" to all transactions arising from that date.

1.5. Financial instruments, valuation of non-consolidated subsidiaries and commitments to purchase minority interests (IAS 32 & IAS 39)

1.5.1. Financial instruments (IAS 39)

According to current accounting practice:

- Derivatives used to hedge foreign exchange and interest rate risk are not recorded in the balance sheet, but presented in the notes to the financial statements.
- Only paid and accrued interests on loans, borrowings and the related hedging instruments are recorded in the income statement and any future expected cash flow amounts are excluded.
- Unrealised gains and losses arising from forward foreign exchange transactions set up to hedge foreign exchange risk are recorded in the Group's financial income. They offset the unrealised gains and losses on the hedged items.
- Loan issuance costs are recorded in deferred charges at the date when the borrowing is set up and spread out on a straight-line basis over its term.

IAS 32 and IAS 39 favor a balance sheet approach and require all financial instruments, including derivatives, to be recognised on the balance sheet. Derivatives are recognised at fair value and any changes in fair value are recorded in the balance sheet against profit and loss, except for certain hedge transactions.

Hedge accounting may be adopted if a hedging relationship between the hedged item and the financial instrument is established and documented from the time the hedge is set up and its effectiveness is demonstrated from inception and at each closing period. As of today, the Group only uses derivatives instruments for hedging financial assets and liabilities. IAS39 defines the two following types of hedging:

- Fair Value Hedge, the purpose of which is to limit the impact of changes in the fair value of assets, liabilities or firm commitments, due to changes in market conditions. Included in this category are, for example, receive-fixed pay-floating interest rate swaps used to hedge a fixed rate liability. From an accounting point of view, the change in the fair value of the hedged item is recorded in profit or loss. However, this impact is cancelled out as a result of the equivalent and opposing changes in the fair value of the hedged item (to the extent of hedge effectiveness).

- Cash Flow Hedge, the purpose of which is to limit changes in cash flows attributable to a particular risk associated with a recognised asset, liability or highly probable forecasted transactions. Included in this category are, for example, pay-fixed receive-floating interest rate swaps used to lock in the cost of the floating rate liability. From an accounting point of view, the effective portion of the hedging instrument is directly recorded in equity, and the non-effective portion is recorded in financial income. The amount included in equity is reclassified in profit or loss when the hedged item itself has an impact on profit or loss. The change in the fair value of the hedged transaction is not recognised in either the balance sheet or in profit or loss.

The hedging relationship involves a single market parameter which is, as of today for the Group, either foreign exchange rates or interest rates. When the same derivative hedges both a foreign exchange and interest rate risk, the foreign exchange and interest rate impacts are treated separately.

Moreover, according to the standard, the consequence of recognising loans and borrowings at amortised cost results in the deduction of issuance costs from the initial fair value of the borrowing. The impact on profit or loss as a result of using an effective interest rate (EIR) as required by the standard (the internal rate of return which takes into account issuance costs) is not significantly different from an approach consisting of amortising issuance costs on a straight-line basis. Accordingly, the Group's application of this provision simply leads to a reclassification on the opening balance sheet of the expense recorded until now in deferred charges and a decrease in balance sheet liabilities. However, under IFRS, the amortisation of this cost will generate a financial expense instead of an operating expense under current accounting practice.

1.5.2. Commitments to purchase minority interests (IAS 32)

The application of IAS 32 results in the recognition of a financial liability relating to commitments to purchase shares held by minority interests in Group's subsidiaries, which are described in the off-balance sheet commitments section under current accounting practice, not only for the portion already recognised in minority interests (transferred to liabilities), but also for the excess resulting from the current value of the commitment. In the absence of a final position on this issue, the Group has decided to deduct the excess portion from minority interests' equity. Subsequent changes in the fair value of the liability will be recognised in profit or loss.

1.5.3. Valuation of non-consolidated subsidiaries (IAS 39)

Under IFRS, investments in non-consolidated companies are considered to be available-for-sale financial assets and any changes in value are recognised in equity. Nevertheless, when an impairment loss is final, it will be deducted from profit or loss.

It should be noted that application of IAS 32 and IAS 39 results in net indebtedness values which are different from our current accounting practice. In order to render the value of net indebtedness in the financial statements under current accounting practice comparable to that presented under IFRS, it is necessary to take into consideration the value of hedging instruments within the meaning of IAS 39, the application of the amortised cost method, and the amount of the liability related to commitments to purchase minority interests.

1.6. Stock-options (IFRS 2)

In connection with stock option plans allocated to employees, IFRS 2 requires the recognition in expenses of the fair value of the services received, with an offsetting increase in equity as they are consumed, the consumption period corresponding in principle to the period during which the rights to benefit from the equity instrument are vested.
This standard applies to all plans granted on or after November 7, 2002, but not yet vested as of January 1, 2004.

1.7. Companies consolidated using the equity method (IAS 28, IAS 1)

1.7.1. Ensuring IFRS compliance for companies consolidated using the equity method (IAS 28)

The financial statements of equity-accounted companies in the consolidated financial statements of the JCDecaux Group have been restated to comply with IFRS for both the opening net equity as of January 1, 2004, and the December 31, 2004 financial statements as soon as the impact was judged to be material at the JCDecaux Group level. This restatement has been made regardless of whether or not the equity-accounted companies have the legal obligation to publish their financial statements according to IFRS.

1.7.2. Presentation of goodwill recognised for companies consolidated using the equity method (IAS 1)

Under French GAAP, goodwill arising from consolidation under the equity method is presented in the line item "Goodwill", and the charge to amortisation is presented in the line item "Amortisation of goodwill".
Under IFRS, the measurement of equity-accounted investments on the balance sheet includes any possible goodwill, and the line item "Share in net income from equity affiliates" on the income statement includes any goodwill depreciation charges.

1.8. Development costs (IAS 38)

According to IAS 38, development costs must be capitalised as intangible assets if the Group can demonstrate:

- its intention, and financial and technical ability to complete the development project;
- it is probable that the future economic benefits that are attributable to the development costs will flow to the enterprise;
- and the cost of the asset can be measured reliably.

Development costs capitalised in the balance sheet from January 1, 2004 onwards include all costs related to the development, modification or improvement to the street furniture range in connection with any contract proposals having a strong probability of success.
Given JCDecaux's statistical success rate in its responses to street furniture bids for tender, the Group considers it legitimate to systematically capitalise the tender response costs. Amortisation, spread out over the term of the contract, would begin when the project is secured with the winning of the bid. Should the bid be lost, the amount capitalised would be immediately expensed.

No development costs have been capitalised in opening net worth since the Group does not have the possibility to reliably identify costs responding to the standard's definition retrospectively.

1.9. Inventory write-downs (IAS 2)

The application of IFRS does not result in any change in the inventory valuation method. Inventory is valued at the lower of cost and net probable realisable value. On the other hand, provision charges and reversals will now be considered as a net cost for the period and will be recognised in EBIT.

1.10. Extraordinary items (IAS 1)

The concept of extraordinary income no longer exists under IFRS. As a result, the few non-recurring items recorded under current accounting practice have mainly been reclassified in "Other income and expense" in the EBIT. They correspond to unusual items due to their nature, amount or non-recurring character.

1.11. Revenue and cash discounts (IAS 18)

Under IFRS, cash discounts are excluded from the net financial income and are now reclassified in EBIT. Cash discounts granted to customers are deducted from revenue and cash discounts received from suppliers are deducted from direct operating expenses.

The quantified impact of the IFRS transition is detailed in the reconciliation tables below.
These summary tables include the identified IFRS transition impacts on the main aggregates.

2. Reconciliation of January 1, 2004 summary consolidated balance sheet (IFRS transition date)

in million euros	01 01 04 Current accounting practice	2.1. Tang. Assets	2.2. Fin. Lease	2.3. Prov.	2.4. Goodwill	2.5.1. Fin. Inst.	2.5.2. Commit. to purchase minority interests	2.6. Employee benfits & stock options	2.7. Equity affiliates	01 01 04 IFRS
Working capital	155.4					(3.1)				152.3
Net deferred tax	(1.5)	(54.2)	0.2	(0.3)		0.7		(0.4)		(55.5)
Financial instruments						0.2				0.2
Goodwill	1,178.6				3.0				(144.9)	1,036.7
Tangible & intangible assets	707.2	158.6	11.0	38.2						915.0
Financial assets	75.9								152.3	228.2
Total Assets	**2,115.6**	**104.4**	**11.2**	**37.9**	**3.0**	**(2.2)**	**0,0**	**(0.4)**	**7.4**	**2,276.9**
Provisions	114.6			37.7				(1.4)		150.9
Financial instruments						29.3				29.3
Net financial debt	635.8		11.5			(30.1)				617.2
Liability on commitment to purchase minority interests							57.3			57.3
Total Liabilities (excl. Equity)	**750.4**	**0.0**	**11.5**	**37.7**	**0.0**	**(0.8)**	**57.3**	**(1.4)**	**0.0**	**854.7**
Shareholders' Equity	1,365.2	104.4	(0.3)	0.2	3.0	(1.4)	(57.3)	1.0	7.4	1,422.2
Total Liabilities & Equity	**2,115.6**	**104.4**	**11.2**	**37.9**	**3.0**	**(2.2)**	**0.0**	**(0.4)**	**7.4**	**2,276.9**

Notes relating to the reconciliation of the January 1, 2004 summary consolidated balance sheet

The application of IFRS to the January 1, 2004 Group consolidated balance sheet had a positive impact of €57.0 million on consolidated equity.

The main impacts are listed below.

2.1. Tangible assets (IAS 16, IAS 36)

The cumulative impact on the opening balance sheet of the change in depreciation period and the waiver of the maintenance consumption capitalisation adjustment is a €158.6 million increase to tangible assets on the January 1, 2004 opening balance sheet.
This adjustment modifies the net deferred tax asset by €(54.2) million.

2.2. Finance leases (IAS 17)

The retrospective application of IAS 17 to the January 1, 2004 opening balance sheet results in a €11.0 million increase in tangible assets and a €11.5 million increase in financial indebtedness.
This adjustment modifies the net deferred tax asset by € 0.2 million.

2.3. Provisions (IAS 37, IFRIC 1, IAS 19)

The restatement of provisions involves the recognition of a discounted provision to cover all dismantling costs and the discounting of other provisions. The application of IFRS to these provisions had no material impact on net equity as of January 1, 2004. It results in a €38.2 million increase in tangible assets and in a €37.7 million increase in provisions.
This adjustment modifies the net deferred tax asset by €(0.3) million.

2.4. Goodwill (IFRS 3)

Negative goodwill is reclassified in the opening balance sheet in addition to equity. The impact on the January 1, 2004 opening balance sheet is a €3.0 million increase in assets offset by an identical increase in equity.

2.5. Financial instruments and commitments to purchase minority interests (IAS 32 and IAS 39)

It should be noted that the Group limits the use of financial instruments and when they are used, they mainly involve JCDecaux SA. The Group only uses derivatives to hedge against interest rate and foreign exchange risks. However, certain hedges are not fully effective within the meaning of IAS 39. For purposes of simplifying documentation work, the Group does not wish to apply hedge accounting to certain of these instruments.

Accordingly, the impact on the main balance sheet aggregates and the breakdown and analysis by type of product are as follows:

- a €30.1 million decrease in net indebtedness, €2.6 million of which is due to the application of amortised cost;
- recognition of new "financial instrument" account headings for €29.3 million in liabilities and €0.2 million in assets;
- recognition in liabilities of commitments to purchase minority interests with an impact of €57.3 million on the Group's net indebtedness.

2.5.1. Financial instruments (IAS 39)

2.5.1.1.Financial instruments related to bond issues

In connection with the issuance by the Group of the US private placement in 2003, a significant portion ($250 million) of the funds raised by JCDecaux SA was denominated in US dollars and was bearing a fixed coupon. As the Group did not generate such US dollar funding needs and in compliance with its policy to have its medium and long term debt indexed on short term rates, JCDecaux SA entered into swap transactions combined with the issuance of its private placement:
- Interest rate swap: JCDecaux SA receives a fixed rate and pays a floating rate,
- Currency interest rate swap: JCDecaux SA receives a fixed rate denominated in US dollars and pays a floating rate denominated in Euros.

These swaps meet the conditions required to qualify as fair value hedges within the meaning of IAS 39:
Interest rate swap: Interest rate hedge (hedge of changes in the fair value of bonds due to interest rate variations);
Currency interest rate swaps: interest rate hedge (hedge of changes in the fair value of bonds due to interest rate variations) and foreign exchange hedge (hedge of changes in the fair value of bonds due to foreign exchange rate changes);
They shall be treated according to the methods explained below.

Impacts on the opening balance sheet:

Foreign exchange hedge (Fair Value Hedge)
The drop in the US dollar compared to the market rate as at the issuance date of the bond generated an unrealised translation difference which reduced the debt by €23.5 million. Such reduction was offset by the valuation of the hedging derivative for the same amount and recognised in liabilities.

Interest rate hedge (Fair Value Hedge)
As of December 31, 2003, the increase in the yield curves since the implementation of these transactions had a positive impact of €0.5 million on the Group financial indebtedness. However, this impact was offset in the Group balance sheet by an equivalent and opposing impact of the interest rate derivative recognised in liabilities.
The difference in accrued interest between the interest rate hedge and the hedged item, recorded under current accounting practice in a miscellaneous receivables/payables account was reclassified in assets on the balance sheet, under financial instruments item, for an amount of €0.7 million.
For accounting presentation purposes, these two valuations were offset in assets, in a derivatives account for €0.2 million.

Application of the amortised cost method
Loan issuance costs resulted in a €2.6 million decrease in the Group financial indebtedness, in order to comply with the amortised cost method.

2.5.1.2. Foreign exchange hedge other than financial instruments related to bond issues

The foreign exchange risk exposure of the Group is related to its business in foreign countries. It is mainly related to:

- Commercial transactions: purchase of equipment
  As of December 31, 2003, no material hedging transaction of this type had been set up.

- Financial transactions: refinancing and use of the excess cash generated by foreign subsidiaries : short-term currency swaps to hedge intra-group loans and borrowings.
  As a result of the elimination of these intra-group loans and borrowings through the consolidation process, only the valuation of these hedging instruments is recognised in the balance sheet. These instruments, which were already recognised under current accounting practice in a miscellaneous receivables/payables account, were reclassified in the Group liabilities, under a financial instruments item for €0.1 million under IFRS.

Moreover, a portion of the US private placement denominated in US dollars which was not used by the US subsidiary was hedged by a short-term currency swap. Despite the qualification adopted under current accounting practice, the Group decided not to qualify this derivative as a hedge within the meaning of IAS 39.
This will result in a valuation of the debt outstanding at the year-end, thus reducing liabilities by €3.5 million and the recognition of a foreign exchange derivative for €3.5 million under liabilities.

2.5.1.3. Interest rate hedge other than financial instruments related to bond issues

The Group's interest rate risk mainly stems from its bank borrowings and its bonds bearing floating rates.
A significant portion of the Group's medium and long term debt is denominated in Euro and indexed on floating rates.

In order to limit the impact on its cost of funding of an increase in EURIBOR rates, the Group has set up hedges by receiving fixed rate trough interest rate swaps and purchasing straight caps financed by sales of caps or floors.

As of December 31, 2003, the operations in euros made by the Group were: caps purchased, financed by sales of caps and floors.

Within the meaning of IAS 39, the effectiveness of these financial instruments compared to the hedged items is not perfect. Therefore, only the value of these instruments is recognised, appearing under liabilities for €1.7 million as of December 31, 2003.

To hedge floating rate debts denominated in Danish Krones, the Danish subsidiary set up interest rate swaps paying a fixed rate, most of them are qualified as cash flow hedges.
These hedging swaps have been recognised under liabilities for €0.3 million and offset in a separate equity account. Other swaps total €0.2 million.

All of these restatements impacted the net deferred tax asset by € 0.7 million.

2.5.2. Commitments to purchase minority interests (IAS 32)

The €57.3 million allocated to liabilities as of January 1, 2004 corresponds to the discounted amount of:

- Minority interest put on shares for €74 million that can be exercised between January 1, 2009 and December 31, 2009;
- Commitments given by the Group to purchase shares in 2006 for an amount estimated at €2.1 million.

Under current accounting practice, these amounts appear in the off-balance sheet commitments section.

In the absence of a market position on this subject and while waiting for an interpretation of this standard to be published, the excess amount of debt compared to the minority interests was taken to equity.

2.6. Employee benefits (IAS 19)

The provisions of the January 1, 2004 opening balance sheet decreased by €1.4 million as a result of the option proposed by IFRS 1, which is the recognition of all cumulative actuarial gains and losses as of the IFRS transition date, in accordance with IAS 19.
This adjustment modifies the net deferred tax asset by €(0.4) million.

2.7. Companies consolidated under the equity method (IAS 28, IAS 1)

2.7.1. IFRS compliance for companies consolidated under the equity method (IAS 28)

IFRS compliance for the financial statements of companies consolidated under the equity method results in a €7.4 million increase in equity and equity-accounted investments on the January 1, 2004 opening balance sheet.
This increase corresponds to IFRS restatements for the share held by the JCDecaux Group in the opening net equity of Wall AG Group (Germany) and of Wall companies in the United States. This IFRS compliance mainly corresponds to adjustments to depreciation and amortisation periods.
An initial assessment was performed on the opening net worth of Affichage Holding (Switzerland). Based on the work performed to date, no major adjustment has been identified at Group level.

2.7.2. Presentation of goodwill recognised for companies consolidated under the equity method (IAS 1)

Goodwill recognised for companies consolidated under the equity method are reclassified in the line item "Equity affiliates" under Financial Investments on the balance sheet for €144.9 million.

3. Reconciliation of the 2004 summary consolidated income statement

in million euros	2004 Current accounting practice	3.1 Tang. Assets	3.2 Fin. lease	3.3 Prov.	3.4 Goodwill & purchase accounting	3.5.1 Fin. Inst.	3.5.2 Commit. to purchase minority interests	3.6 Employee benefits & Stock options	3.7 Equity affiliates	3.8 Dev. Costs	3.9 Inventories	3.10 Extraor.	3.11 Cash Discount	3.12 Others	2004 IFRS	
Net revenue	**1,631.4**												(4.1)		**1,627.3**	**Net revenue**
Direct operating expenses	(876.0)		2.8							1.3			0.8		(871.1)	Direct operating expense
Sales, General & Administrative expenses	(290.2)		0.4					(3.5)		2.0				(0.6)	(291.9)	Sales, General & Administrative expenses
EBITDA	**465.2**	**0.0**	**3.2**	**0.0**	**0.0**			**(3.5)**	**0.0**	**3.3**	**0.0**		**(3.3)**	**(0.6)**	**464.3**	**Operating margin**
	28.5%														28.5%	
		(27.7)									(9.6)				(37.3)	Maintenance spare parts
Depreciation charges & provisions (net)	(193.6)	40.0	(2.6)	3.7	(0.2)	1.1					9.6	0.2		0.6	(141.2)	Depreciation charges & provision (net)
												1.3			1.3	Other income & deductio
EBIT	**271.6**	**12.3**	**0.6**	**3.7**	**(0.2)**	**1.1**		**(3.5)**	**0.0**	**3.3**	**0.0**	**1.5**	**(3.3)**	**0.0**	**287.1**	**EBIT**
	16.6%														17.6%	
Net fin.income/(expense)	(25.3)		(0.9)	(5.2)		(0.2)	(2.7)					(0.6)	3.3		(31.6)	Net fin.income/(expense)
Extraordinary income	0.9											(0.9)				
Income tax	(88.3)	(4.5)	0.1	0.5		(0.3)				(1.1)					(93.6)	Income tax
Income from equity affiliates	5.6								0.9						6.5	Income from equity associates
Goodwill amortisation	(75.7)				72.7										(3.0)	Goodwill impairment
Net income/(loss)	**88.8**	**7.8**	**(0.2)**	**(1.0)**	**72.5**	**0.6**	**(2.7)**	**(3.5)**	**0.9**	**2.2**	**0.0**	**0.0**	**0.0**	**0.0**	**165.4**	**Net income/(loss)**

The following aggregates have been modified compared to current accounting practice:

- Operating margin

Operating margin replaces EBITDA as an indicator for measuring the operating performance of business activities.
It is defined as revenue less direct operating and SG&A expenses, excluding consumption of spare parts used for maintenance, depreciation charges and provisions (net), and other operating income and expenses.
It includes charges to provisions net of reversals relating to trade receivables. Those charges are recorded below EBITDA under current accounting practice.
The operating margin is now impacted by reclassified cash discounts granted to customers deducted from revenue and reclassified cash discounts received from suppliers deducted from direct operating expenses on the one hand and stock option expenses recognised in personnel costs on the other hand.

- EBIT

EBIT is determined based on the operating margin less consumption of spare parts used for maintenance, depreciation charges and provisions (net), and other income and deduction. Net charges for inventory write-down are recognised in the line item "Maintenance of spare parts".
Other operating income and expenses include the gains and losses generated on the sale of tangible and intangible assets and non-recurring items recognised in extraordinary income under current accounting practice.
The net charges related to impairment tests performed on tangible and intangible assets are recognised in the line item, "Depreciation charges and provisions, net".

- Net financial income/(loss)

Net financial income/(loss) now includes changes in the value of financial instruments under IAS 39, amortisation of borrowing costs (amortised cost), changes in the value and the impact of discounting the value of commitments to purchase minority interests under IAS 32, interest expense on finance leases, as well as expenses related to the discounting of provisions (IAS 37).
Under IFRS, cash discounts are reclassified in operating margin. Cash discounts granted to customers are deducted from revenue and cash discounts received from suppliers are deducted from direct operating expenses.

- Share in the income of equity affiliates

This line item includes the net income/(loss) from equity affiliates, as well as any possible amortisation charges of goodwill recognised for companies consolidated using the equity method.

- Goodwill

Any depreciation of goodwill arising from fully or proportionately consolidated companies when impairment tests are performed is recognised in this line item.

3.1. Tangible assets (IAS 16, IAS 36)

Changes in the depreciation periods of street furniture and the fact that maintenance consumption are no longer capitalized have a positive impact of €12.3 million on Group EBIT.
These adjustments translate into a €4.5 million increase in the tax charge.
The net impact of this adjustment is a €7.8 million increase in net income.

3.2. Finance leases (IAS 17)

The recognition on the balance sheet of finance leases results in a €3.2 million decrease in lease payments and a €2.6 million increase in charges to depreciation, i.e. a net impact on EBIT of €0.6 million offset by the recognition of interest expenses for €0.9 million.
This adjustment results in a €0.1 million decrease in the tax charge.
The net impact generates a €0.2 million decrease in net income.

3.3. Provisions (IAS 37, IFRIC 1)

On the Group's income statement, the application of IFRS to the dismantling provision generates a €7.1 million increase in depreciation charges for fixed assets, due to the capitalisation of dismantling costs, which is offset by a €10.8 million decrease in charges to provisions, i.e. a net impact of €3.7 million on EBIT. The discounting of the provisions under liabilities results in a discounted expense of €5.2 million.
This adjustment results in a €0.5 million decrease in the deferred tax charge.
The net impact of this restatement generates a €1.0 million decrease in net income.

3.4. Business combinations (IFRS 3, IAS 36)

The cancellation of goodwill amortisation under IFRS results in a €72.7 million improvement in net income. A goodwill impairment of €3.0 million is nevertheless maintained under IFRS. It corresponds to a goodwill impairment loss, which was also recognised under current accounting practice.
The application of the purchase accounting method to the acquisition in 2004 of 100% of WFA Wartehallen Finanz AG resulted in the recognition of an intangible asset for €3.0 million, the amortisation of which under IFRS translated into a €0.2 million decrease in EBIT in 2004.

3.5. Financial instruments and commitments to purchase minority interests (IAS 32 and IAS 39)

3.5.1. Financial instruments (IAS 39)

The impacts of the application of IAS 39 are as follows by type of transaction:

- Items qualified as hedges by the Group

Fair Value Hedge

These hedges concern the swap transactions set up in connection with the issuance of the US private placement.
Changes in the fair value of hedged financial assets and liabilities are systematically offset by changes in the value of derivatives. Accordingly, the impacts on the income statement are cancelled out.

Cash Flow Hedge

These hedges concern the pay-fixed interest rate swaps set up by the Danish subsidiary to hedge its floating rate debt.
Changes in the value of these derivatives do not generate any material changes in equity.

- Items not qualified as hedges by the Group

These items concern:

- Interest rate derivatives set up to limit the impacts of EURIBOR rate changes.
Changes in the fair value of these derivatives generate financial income of €0.9 million, mainly as a result of the decrease in the time value of the options included in those interest rate derivatives. The related impact on taxes is a €0.3 million charge.

- Short-term foreign exchange derivatives on the portion of the private placement denominated in US dollars not used by the US subsidiary. This derivative is qualified as a hedge under current accounting practice. Under IFRS, the Group did not wish to adopt this qualification.
Changes in the fair value of these derivatives are recognised in the balance sheet with an offsetting entry of €1.4 million in financial income. However, the liability – valued at the foreign exchange hedging rate under current accounting practice – must be revalued at the year-end foreign exchange rate under IFRS. This change in the value of the liability offsets the impact of the change in the value of the derivative. Therefore, there is no impact on the Group's income statement.

- Amortised cost

The amortisation of issuance costs of borrowing is recognised in operating depreciation and amortisation charges under current accounting practice for €1.1 million. Under IFRS, these charges are considered as a financial expense.

3.5.2. Commitments to purchase minority interests (IAS 32)

The restatement described below and applied to the 2004 Group IFRS financial statements is not clearly expressed by the standards; it is an interpretation.

The financial liability recognised in the IFRS balance sheet corresponding to commitments to purchase shares held by minority interests in Group's subsidiaries is discounted, which results in a discounted financial expense of €2.9 million in 2004.

The change in the valuation recognised on one of the two options implies a restatement which is recognised in financial income to the amount of €0.2 million.

The net impact of this restatement is a €2.7 million decrease in net income.

3.6. Stock-options (IFRS 2)

The application of the fair value treatment to stock option plans after November 7, 2002 has a negative impact of €3.5 million on the Group's operating margin and net income in 2004.

3.7. Companies consolidated under the equity method (IAS 28)

IFRS compliance with respect to the financial statements of companies consolidated under the equity method results in a €0.9 million increase in the share of the net income of equity affiliates in 2004.
This increase corresponds to the impact of restating the share held by the JCDecaux Group in the 2004 net income of Wall AG Group (Germany) and of Wall companies in the United States under IFRS. This compliance with IFRS mainly corresponds to restatements of depreciation periods.
Based on the procedures performed to date, no material adjustment at the Group level has been identified and recognised for other equity affiliates, including Affichage Holding (Switzerland).

3.8. Development costs (IAS 38)

The capitalisation of development costs meeting the IFRS definition generates a €3.3 million improvement in the 2004 operating margin.
This restatement results in a €1.1 million increase in the tax charge.
The net impact of this restatement is a €2.2 million improvement in net income.

3.9. Inventory write-down (IAS 2)

Inventory write-downs, recognised in "Depreciation charges and provisions (net)" under current accounting practice, are reclassified under IFRS in the line item "Spare parts – maintenance" for a total amount of €9.6 million.

3.10. Extraordinary items (IAS 1)

Under IFRS, non-recurring items of €0.9 million are reclassified in EBIT (€1.5 million) and financial income (€(0.6) million).

3.11. Revenue and cash discounts (IAS 18)

Under IFRS, the reclassification of cash discounts results in a € 4.1 million decrease in revenue and a €0.8 million decrease in direct operating expenses, offset by a €3.3 million improvement in financial income.

3.12. Other

Net charges to provisions for bad debt, classified below the EBITDA under current accouting practice, are transferred to the operating margin. This reclassification has a negative impact of €0.6 million on the operating margin and no impact on EBIT.

In summary, the impact of IFRS on the 2004 income statement is mainly the following:

. a €15.5 million increase in EBIT, €12.3 million of which is related to restatements made to tangible assets (change in the depreciation period for street furniture and the fact that the maintenance costs are no longer capitalised);

. a €76.6 million increase in net income, €72.7 million of which is related to the cancellation of goodwill amortisation under IFRS.

4. Reconciliation of the December 31, 2004 summary consolidated balance sheet

in million euros	12 31 04 Current accounting practice	Tang. Assets	Fin. Lease	Prov.	Goodwill & purchase accounting	Fin. Inst.	Commit. to purchase minority interests	Employee benefits & Stock option	Equity affiliates	Dev. Costs	Others	12 31 04 IFRS
Working capital	144.0					(1.2)					(0.4)	142.4
Net deferred tax	(14.0)	(57.0)	0.3	0.1		0.5		(0.4)		(1.1)		(71.6)
Financial instruments						0.7						0.7
Goodwill	1,113.7				72.6				(145.1)			1,041.2
Tangible & intangible assets	703.3	170.2	10.6	38.3	2.8					3.3	0.4	928.9
Financial assets	80.8								153.4			234.2
Total Assets	**2,027.8**	**113.2**	**10.9**	**38.4**	**75.4**	**0.0**	**0.0**	**(0.4)**	**8.3**	**2.2**	**0.0**	**2,275.8**
Provisions	124.3			39.4				(1.4)				162.3
Financial instruments						36.5						36.5
Net financial debt	457.5		11.4			(35.7)						433.2
Liability on commit. to purchase minority interests							60.0					60.0
Total Liabilities (excl. equity)	**581.8**	**0.0**	**11.4**	**39.4**	**0.0**	**0.8**	**60.0**	**(1.4)**		**0.0**	**0.0**	**692.0**
Shareholders' equity	1,446.0	113.2	(0.5)	(1.0)	75.4	(0.8)	(60.0)	1.0	8.3	2.2		1,583.8
Total Liabilities & Equity	**2,027.8**	**113.2**	**10.9**	**38.4**	**75.4**	**0.0**	**0.0**	**(0.4)**	**8.3**	**2.2**	**0.0**	**2,275.8**

The table above presents the impacts of the IFRS transition on the December 31, 2004 consolidated balance sheet.

The application of IFRS to the Group's December 31, 2004 consolidated balance sheet has a positive impact of €137.8 million on consolidated equity.

When analysing this table, in addition to the impacts detailed above on the January 1, 2004 opening balance sheet and 2004 income statement, attention should also be paid to the possible impact of exchange differences on balance sheet items.

5. Reconciliation of changes in 2004 consolidated cash flow statement

in million euros	2004 Current accounting practice	Tangible assets	Fin. Lease	Fin. Inst.	Commit. to purchase minority interests	Dev. Costs	Inventories	Dividends	Others	2004 IFRS	
Funds from operations	368.1		2.3	0.3		3.3	(9.6)	(4.9)	8.9	368.4	Funds from operations
Changes in working capital	(8.0)		0.0	(0.3)	0.0		9.6		(8.5)	(7.2)	Changes in working capital
		(27.7)								(27.7)	Maintenance costs
Net cash from operating activities	**360.1**	**(27.7)**	**2.3**	**0.0**	**0.0**	**3.3**	**0.0**	**(4.9)**	**0.4**	**333.5**	**Net cash from operating activities**
Maintenance costs	(27.7)	27.7									
Investments (excluding financial assets)	(147.9)					(3.3)				(151.2)	*Investments (excluding financial* assets)
Disposal of assets	9.7									9.7	Disposal of assets
Total Capex	**(165.9)**	**27.7**	**0.0**	**0.0**	**0.0**	**(3.3)**	**0.0**	**0.0**	**0.0**	**(141.5)**	**Total Capex**
Free cash flow	**194.2**	**0.0**	**2.3**	**0.0**	**0.0**	**0.0**	**0.0**	**(4.9)**	**0.4**	**192.0**	**Free cash flow**
Dividends	(12.5)							4.9		(7.6)	**Net dividends**
Capital increase	6.9									6.9	Capital increase
Financial investments	(18.3)									(18.3)	*Financial investments*
Others	8.0		(2.2)	5.6	(2.7)				(0.4)	8.3	Others
Change in net debt	**(178.3)**	**0.0**	**(0.1)**	**(5.6)**	**2.7**	**0.0**	**0.0**	**0.0**	**0.0**	**(181.3)**	**Change in net debt**

Net cash flow provided by operating activities of €360.1 million under current accounting practice, now stands at €333.5 million under IFRS. This decrease is mainly related to the fact that maintenance costs are no longer capitalised, for an amount of €(27.7) million, offset by a decrease in Capex in the same amount. There is therefore no impact on the Group's free cash flow.

Free cash flow totals €194.2 *million under current accounting practice, compared to* €192.0 *million* under IFRS. This decrease is mainly related to:

- reclassification of dividends received from "Net cash from operating activities" to "Net dividends" for €(4.9) million;
- the €2.3 million impact in connection with the restatement of finance leases.

The impact of IFRS restatements on the level of the Group's net debt as of December 31, 2004 is as follows:

in million euros	12 31 04 Current accounting practice	Fin. Lease	Fin. Inst.	Commitments to purchase minority interests	12 31 04 IFRS
Closing net debt	457.5	11.4	(35.7)	60.0	493.2

The application of IAS 39 to financial instruments decreases the Group's net debt by €35.7 million.
The application of IAS 32 to commitments to purchase minority interests increases the Group's net debt by €60.0 million.
The application of IAS 17 to finance leases increases the Group's net debt by €11.4 million.
Overall, the result is a net increase of €35.7 million in the Group's net debt, without any impact on cash flow and net cash.